SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

dated November 17, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

The Securities and Exchange Commission has amended Form 20-F to provide four options for foreign private issuers that are first-time adopters of International Financial Reporting Standards (IFRS) and are required to provide interim financial statements in Securities Act or Exchange Act documents used after nine months from the financial year end. BP is using the US GAAP condensed financial information option. This option allows foreign companies to use condensed US GAAP financial information to bridge the gap in interim financial information between previous GAAP and IFRS. The condensed US GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements and should be read in conjunction with the unaudited interim financial statements and notes included in BP’s Form 6-K for the period ended September 30, 2005.

The following financial information is the unaudited US GAAP condensed financial information of BP for the nine month periods ended September 30, 2005 and 2004, for the year ended December 31, 2004 and as at September 30, 2005, December 31, 2004 and September 30, 2004.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Nine months ended September 30		Year ended December 31
	2005	2004	2004
	($ million, except per share amounts)
Sales and other operating revenues	265,492	207,202	284,932
Earnings from jointly controlled entities – after interest and tax	2,039	1,396	1,952
Earnings from associates – after interest and tax	330	331	463
Interest and other revenues	482	426	673
Total revenues	268,343	209,355	288,020
Gain on sale of businesses and fixed assets	1,448	1,631	1,904
Total revenues and other income	269,791	210,986	289,924
Purchases	204,999	157,329	217,364
Production and manufacturing expenses	17,624	15,416	20,163
Production and similar taxes	2,180	1,502	2,149
Depreciation, depletion and amortization	7,083	7,001	11,190
Impairment and losses on sale of businesses and fixed assets	1,975	816	1,735
Exploration expense	476	379	637
Distribution and administration expenses	10,399	9,686	13,619
Fair value (gain) loss on embedded derivatives	697	-	-
Profit before interest and taxation	24,358	18,857	23,067
Interest payable	430	297	440
Other finance expense	48	74	132
Profit before taxation	23,880	18,486	22,495
Taxation	6,919	4,968	5,470
Profit for the period	16,961	13,518	17,025
Attributable to:
BP shareholders	16,763	13,390	16,838
Minority interest	198	128	187
	16,961	13,518	17,025
Earnings per share – cents
Profit attributable to BP shareholders
Basic	78.92	61.16	77.16
Diluted	78.05	60.10	75.81
Earnings per American Depository share - cents
Profit attributable to BP shareholders
Basic	473.52	366.96	462.96
Diluted	468.30	360.60	454.86

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	At September 30,	At December 31,	At September 30,
	2005	2004	2004
	($ million)
Noncurrent assets
Property, plant and equipment	87,855	97,079	93,922
Goodwill	10,752	11,537	10,865
Other intangible assets	4,801	4,244	4,793
Investments in jointly controlled entities	14,113	14,768	14,743
Investments in associates	6,140	5,486	5,522
Other investments	785	811	686
Fixed assets	124,446	133,925	130,531
Loans and other receivables	12,882	9,523	9,305
	137,328	143,448	139,836
Current assets
Inventories	18,885	15,745	15,469
Trade and other receivables	51,921	44,282	37,177
Current tax receivable	112	157	68
Cash and cash equivalents	2,182	1,359	1,741
	73,100	61,543	54,455
Innovene assets classified as held for sale	11,668	-	-
	84,768	61,543	54,455
Total assets	222,096	204,991	194,291
Current liabilities
Trade and other payables	58,414	48,850	42,853
Finance debt	11,075	10,184	8,125
Current tax payable	4,383	4,131	4,277
Provisions	1,020	715	930
	74,892	63,880	56,185
Noncurrent liabilities
Other payables	7,308	4,459	4,439
Finance debt	11,679	13,250	12,780
Deferred tax liabilities	19,587	20,943	22,311
Provisions	16,992	16,361	15,378
	55,566	55,013	54,908
Liabilities directly associated with the Innovene assets classified as held for sale	2,867	-	-
	58,433	55,013	54,908
Total liabilities	133,325	118,893	111,093
Net assets	88,771	86,098	83,198
Capital shares
Preference	21	21	21
Ordinary	5,246	5,382	5,429
Paid-in surplus	8,093	6,366	6,211
Merger reserve	27,189	27,162	27,150
Other reserves	17	44	56
Shares held by ESOP trusts	(173)	(82)	(101)
Revaluation of available-for-sale investments	239	-	-
Cash flow hedges	(287)	-	-
Exchange differences on translation of foreign operations	3,469	5,616	3,344
Treasury shares	(6,964)	-	-
Share-based payments	734	434	376
Retained earnings	50,041	39,812	39,429
BP shareholders’ equity	87,625	84,755	81,915
Minority interest	1,146	1,343	1,283
Total equity	88,771	86,098	83,198

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: November 17, 2005	/s/ D J Pearl
D J PEARL Deputy Company Secretary